Filed by Echostar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934<

                               Subject Companies: Hughes Electronics Corporation
                                                     Commission File No. 0-26035
                                                      General Motors Corporation
                                                     Commission File No. 1-00143
                                                             Date: March 6, 2002


Set forth below are a press release and the testimony of each of Charles W. Ergen and Eddy W. Hartenstein before the U.S. Senate Committee on the Judiciary Subcommittee On Antitrust, Competition, and Business and Consumer Rights.


[ECHOSTAR LOGO]                                                    [HUGHES LOGO]
5701 South Santa Fe Drive                                           P.O. Box 956
Littleton, CO 80120                                        200 N. Sepulveda Blvd
                                                       El Segundo, CA 90245-0956
--------------------------------------------------------------------------------


          ECHOSTAR, DIRECTV CEOS TESTIFY ON BENEFITS OF PENDING MERGER
                   BEFORE U.S. SENATE ANTITRUST SUBCOMMITTEE

    COMPANIES SAY THEY WILL BRIDGE 'DIGITAL DIVIDE' WITH AFFORDABLE BROADBAND
         SATELLITE INTERNET SERVICE, LOCAL TV CHANNELS IN EVERY MARKET


         EL SEGUNDO, CA AND LITTLETON, CO, MARCH 6, 2002 - The chief executive officers of EchoStar Communications Corporation (Nasdaq: DISH) and Hughes Electronics Corporation's DIRECTV, Inc. (NYSE: GMH) testified today before the U.S. Senate Committee on the Judiciary, Subcommittee on Antitrust, Competition, and Business and Consumer Rights about the tremendous benefits the merger of EchoStar and HUGHES will bring to U.S. consumers. As previously announced, the combined direct broadcast satellite (DBS) company plans to deliver local broadcast TV channels in all 210 Designated Market Areas (DMAs) in the United States and provide competitively priced satellite-delivered broadband to every American, all at nationwide pricing. The merger will allow the combined company to offer more effective competition to the dominant cable companies.

         The CEOs outlined to the legislators a technically and commercially feasible "Local Channels, All Americans" plan developed by DISH Network and DIRECTV engineers that will allow the merged company to offer every consumer in the United States, including Alaska and Hawaii, access to satellite-delivered local television signals.

          "Today, only those who live in the 42 television markets in which DIRECTV and DISH Network offer local channels - about 65 million households - have a fully competitive multi-channel alternative to cable," said Eddy Hartenstein, chairman and CEO of DIRECTV, in his testimony. "That leaves 42 million households without a true competitive alternative to cable."

         Hartenstein continued, "Without the merger, the most markets that each company would serve with local channels as a standalone provider, both for technical and economic reasons, would be about 50 to 70. Needless to say, the local broadcasters I've talked to in the last week are thrilled that they will gain satellite carriage as a result of the merger."

         The companies are seeking authority to launch and operate a new spot-beam satellite that, when combined with four existing and under-construction EchoStar and DIRECTV spot-beam satellites and spectrum efficiencies achieved by combining frequencies from three of the companies' orbital locations, will enable the merged company to broadcast local TV channels in all 210 DMAs, including full compliance with federal must carry requirements. The merger eliminates carriage of duplicative content - a total of more than 500 identical channels - from the DIRECTV and DISH Network satellites which, when coupled with advanced spot-beam satellites and efficiencies created by the merger, would enable local channel delivery in all U.S. DMAs.

         The EchoStar and HUGHES merger also will eliminate the so-called "digital divide" by making satellite-delivered high-speed Internet access a viable alternative for all Americans.

         "There are the digital 'haves' who are located primarily in the major metropolitan areas," said Charles Ergen, chairman and CEO of EchoStar. "But in rural America today, there's what I like to call a 'no-opoly.' Nobody, not the cable companies, not the phone companies, is providing broadband service."

         Ergen added, "The merger will bridge the digital divide by providing consumers in every community in America with a competitively priced high-speed broadband solution."

         Consumers across the country will receive programming from the merged DBS service via one small satellite dish and will pay the same rate card for services, regardless of where they reside.

         "If you live in the 36-person town of Cedar Rapids, Wisconsin, you will be able to get the same benefits of our head-to-head competition with cable and DSL as a person living in New York City," Ergen said. "Your child will be able to do research for her term paper on the Internet as easily as a child living in the city. And both families will pay the same price for their video programming and Internet access service."

         The combined EchoStar-HUGHES will also offer more high definition channels, new interactive services, expanded national programming networks and additional educational, specialty and foreign-language programming.

         The ability of the combined company to serve all 210 DMAs with local channels is contingent upon the proposed HUGHES-EchoStar merger receiving the necessary government approvals from the Federal Communications Commission and U.S. Department of Justice, and the successful launch of three new spot-beam satellites. Implementation of the "Local Channels, All Americans" plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter. The proposed transaction is also subject to review by the Internal Revenue Service, and requires approval by a majority of GM $1-2/3, GM Class H and EchoStar shareholders.

CONTACTS:

HUGHES ELECTRONICS             ECHOSTAR COMMUNICATIONS            DIRECTV

MEDIA
GEORGE JAMISON, 310-662-9986   JUDIANNE ATENCIO, 303-723-2010     BOB MARSOCCI, 310-964-4656
RICHARD DORE, 310-662-9670     MARC LUMPKIN, 303-723-2020         ROBERT   MERCER, 310-964-4683

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.directv.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                       ###

                          TESTIMONY OF CHARLES W. ERGEN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       ECHOSTAR COMMUNICATIONS CORPORATION
                                   BEFORE THE
                     U.S. SENATE COMMITTEE ON THE JUDICIARY
                   SUBCOMMITTEE ON ANTITRUST, COMPETITION, AND
                          BUSINESS AND CONSUMER RIGHTS
                                  MARCH 6, 2002

         Chairman Kohl, Senator DeWine, and Members of the Subcommittee,
I appreciate the opportunity to tell you about how the merger of EchoStar and Hughes will benefit consumers in every corner of the United States. If I had to sum up what this merger means to the average American, I'd say three things. First, satellite-delivered local broadcast channels will be available for the first time in every one of the Nation's 210 television markets. Eddy already gave you the details on that one. Second, truly competitive high-speed data via satellite will be offered everywhere in the U.S. Third, we will offer one rate card for both video and broadband services, so that no matter where they live, all Americans will reap the benefits of competition between satellite and cable TV. That means the residents of Wisconsin's smallest town, Cedar Rapids, with a population of 36, will have the same choices at the same price as the residents of the state's largest metropolitan area, Milwaukee, with a population of over
1.5 million.

         A very important benefit of the EchoStar and Hughes merger is that it will eliminate the so-called "digital divide" that exists in the "wired" world today by making satellite-delivered high-speed Internet access a viable alternative for all Americans. Today, about 67 million households have access to DSL or cable modem service.(1) (See Attachment A) These are the digital "haves" who are located primarily in the major metropolitan areas. But in rural America today, there's what I like to call a "no-opoly." Nobody -- not the cable companies, not the phone companies -- is providing broadband service.

         This map clearly shows the number of digital "have nots" in the U.S. -- the 40 million households with no access to DSL or cable modem service. (See Attachment B) It is simply too expensive to roll out "wired" technologies to homes beyond the boundaries of urban and suburban markets. I am convinced that in our lifetimes, we will never see the telephone or cable companies offer broadband service to rural America. I am equally convinced that the digital "have nots" living in rural America would welcome the opportunity to choose affordably priced, satellite-delivered high-speed data services.

         The merger will bridge the digital divide by providing consumers in every community in America with a competitively priced high-speed "broadband solution." (See Attachment C) Unlike wired technologies, such as DSL and cable modems, a satellite broadband platform can serve every household in the country, no matter how rural.

         Initially, the combined company will have the subscriber base and financial means to make our current satellite broadband offerings more affordable. Then, we will make next-generation satellite broadband service a reality for consumers everywhere in the United States by deploying a new generation of satellites


--------------------
(1) Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, CS Docket No. 01-129, FCC 01-389 at paragraph 44 (released Jan. 14, 2002).

utilizing Ka-band spectrum. We will offer a high-speed Internet service that is not only price-competitive with existing providers in urban and suburban settings, but also a tremendous benefit for rural consumers who have no broadband options. In sum, the merger will provide the technical and economic infrastructure to convert every household in the country to a digital "have."

         For both video and broadband services, we will offer uniform, nationwide pricing. So if you live in that 36-person town of Cedar Rapids, Wisconsin, you will be able to get the same benefits of our head-to-head competition with cable and DSL as a person living in New York City. Your child will be able to do research for her term paper on the Internet as easily as a child living in the city. And both families will pay the same price for their video programming and Internet access service.

         Mr. Chairman and Members of the Subcommittee, bringing local channels and broadband services to all consumers' homes is not a simple endeavor. The EchoStar and DIRECTV engineering teams have developed a plan that enables customers to receive their local channels, other entertainment services and high-speed Internet, all using one consumer-friendly mini-dish. (See Attachment
D) The 18 x 22-inch dish you see in this photo will enable customers to receive signals from the merged company's three orbital slots. New equipment will process signals from existing spacecraft, as well as advanced satellites the merged company will build and launch, to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states. This equipment will be provided at no charge to existing DIRECTV and EchoStar customers who need it to receive their new local channels.

         When we announced the merger on October 29, we said that we needed to merge in order to compete now and in the future with cable. Cable continues to dominate the pay TV market, despite the introduction of DBS eight years ago. Seventy-eight percent of multi-channel video subscribers still receive their programming from a franchised cable operator.(2) And only a business with dominant market power could continue to raise its rates so dramatically -- 37% on average since 1996.(3) Cable also already dominates the high-speed Internet market with a majority of all high-speed lines, and that market share increases every year.(4)

         With the ability to offer local channels in all 210 television markets, and to offer a price-competitive, high-speed Internet access service, the merged company will be able to achieve a new level of vigorous competition to incumbent cable operators.

         Of course, the merger will allow us to compete with cable in other ways, too. By eliminating 500 duplicative channels and combining our satellites and spectrum (see Attachment E), the merged company will be able to offer 12 or more national channels of high-definition television programming; more of the very popular pay-per-view services; exciting, new interactive and video-on-


--------------------

(2) SkyResearch, Vol. 9, No. 2, at 1, 5-7 (Feb. 2002)

(3) Report on Cable Industry Prices, MM Docket No. 92-266, FCC 01-49 at paragraph 25 (released Feb. 14, 2001).

(4) Annual Assessment of Advanced Services Deployment, Third Annual Report, CC Docket No. 98-146, FCC 02-33 at paragraph 44 and App. C, Table 1 (released Feb. 6, 2002) (as of June, 2001, cable represented 54% of all high-speed lines, compared to 51% the previous year).

demand services; expanded national program offerings; and additional educational, specialty and foreign-language programming. Better DBS service means stronger competition to cable, and that can only mean good news for American consumers. (See Attachment F)

         We will offer local channels to all Americans. We are one nation, and we will have one rate card. Consumers nationwide will need only a single satellite dish to get their video programming and broadband services. And we will eliminate the "digital divide" that exists today, particularly in rural America.

         We believe that once the Department of Justice and the Federal Communications Commission have looked at the facts, they will conclude, as Eddy and I did, that the merger of EchoStar and Hughes will promote competition, provide a greater choice of services and provide much needed benefits for all American consumers.

         Thank you for allowing me to discuss our proposed merger.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                  TESTIMONY OF

                               EDDY W. HARTENSTEIN

                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  DIRECTV, INC.

                                   BEFORE THE

              SUBCOMMITTEE ON ANTITRUST, COMPETITION, AND BUSINESS
                              AND CONSUMER RIGHTS

                                     OF THE

                           COMMITTEE ON THE JUDICIARY
                              UNITED STATES SENATE

                                       ON

                                  MARCH 6, 2002

                        TESTIMONY OF EDDY W. HARTENSTEIN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  DIRECTV, INC.
                                   BEFORE THE
                     U.S. SENATE COMMITTEE ON THE JUDICIARY
                   SUBCOMMITTEE ON ANTITRUST, COMPETITION, AND
                          BUSINESS AND CONSUMER RIGHTS
                                  MARCH 6, 2002

         Chairman Kohl, Senator DeWine, and Members of the Subcommittee, thank you for inviting me to appear before the Subcommittee. I appreciate the opportunity to tell you why we believe that consumers will reap tremendous benefits from the merger of EchoStar and Hughes, the parent companies of DISH Network and DIRECTV(R). I am going to talk about how, as a direct result of the completion of this merger, consumers across the United States will have access to satellite-delivered local broadcast channels with digital-quality television picture and CD-quality sound in every one of the 210 television markets covering the country. Charlie is going to talk about how the merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, and will bring affordable high-speed Internet access to all of America, including the most rural areas of the country.

         When I last appeared before this Subcommittee 11 months ago, I told you that despite the rapid growth of direct broadcast satellite (DBS) since 1994, cable clearly is the dominant provider of multi-channel pay TV services in the United

States. That remains so today. Of the 107 million U.S. TV households, 104 million are located in a cable franchise area.(1) (See Attachment A)

         Competitive alternatives to the dominant cable operators did not seriously take form until the launch of DIRECTV in 1994, later joined by EchoStar's DISH Network in 1996. DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local broadcast channels via satellite.

         In 1999, Congress changed the law, allowing satellite carriers to offer local channels.(2) (2) Only at this point did DBS become a viable competitive alternative to cable, at least in those markets in which DIRECTV and DISH Network began delivering local channels.

         Today, only those who live in the 42 television markets in which DIRECTV and DISH Network offer local channels -- about 65 million households -- have a fully competitive multi-channel alternative to cable.(3) (See Attachment
B)

         That leaves 42 million households without a true competitive alternative to cable. (See Attachment C) Customers who live in markets in which DBS does not provide local channels are forced either to pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air rooftop antenna -- and hope for good reception. Neither DIRECTV nor DISH Network, alone, has sufficient spectrum to provide all local channels as well as the national

--------------------
(1) Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, CS Docket No. 01-129, FCC 01-389 at Paragraph 17 and App. B, Tbl. B-1 (released Jan. 14, 2002).
(2) Satellite Home Viewer Improvement Act of 1999, Pub. L. No. 106-113, 113 Stat. 1501, 1501A-526 to 1501A-545 (Nov. 29, 1999).
(3) Nielsen Media Research (Sept. 2001).

pay cable networks to viewers in every one of the country's 210 local channel markets.

         When we first announced the merger in late October, we said the merged company could deliver local channels in about 100 television markets. A week ago, however, we announced that the merged company will deliver local channels in all 210 television markets, including full compliance with federal must carry requirements. (See Attachment D)

         So what happened between late October and last week? Starting in late December, the EchoStar and DIRECTV engineering teams began meeting as part of the pre-merger transition process. We challenged them to develop a technologically feasible and economically viable plan that would allow the merged company to deliver full local-into-local service in all 210 television markets.

         The "Local Channels, All Americans" plan maximizes the use of the combined spectrum and existing and planned satellite fleet of the two companies. It requires the launch of a new spot-beam satellite, and we applied last week to the Federal Communications Commission (FCC) for authority to launch that satellite.(4) This new spot-beam satellite will be the fifth spot-beam satellite in what will be a combined fleet of 16 satellites. The plan would require an additional investment by the merged company of over $300 million to launch the additional spot-beam satellite. Implementation of the "Local Channels, All Americans" plan


--------------------
(4) Application for Authority to Launch and Operate NEW ECHOSTAR 1 (USABBS-16) (filed Feb. 25, 2002).

could begin immediately following merger approval and the rollout can be completed as soon as 24 months later.

         This plan can be achieved only because, in addition to combining the companies' spectrum and satellites, the merger will eliminate the need for each company to transmit more than 500 channels of duplicative programming -- we both carry C-SPAN and C-SPAN 2, for example. In addition, the combination of the companies' subscriber bases makes the delivery of local broadcast channels to smaller markets commercially feasible.

         Without the merger, the most markets that each company would serve with local channels as a standalone provider, both for technical and economic reasons, would be about 50 to 70. Needless to say, the local broadcasters I've talked to in the last week are thrilled that they will gain satellite carriage as a result of the merger.

         The merged company will continue both companies' current practice of uniform nationwide pricing. Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card. (See Attachment E) For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

         We are confident that the merged company can make the "Local Channels, All Americans" plan a reality. Without the merger, residents of communities such as Rhinelander, Wisconsin (DMA #137), Zanesville, Ohio (DMA #202), Watertown, New York (DMA # 176), and Kirksville, Missouri (DMA #198) are unlikely to see satellite-delivered local channels in our lifetime.

         I appreciate the opportunity to share my views.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

CABLE FRANCHISE AREAS
--------------------------------------------------------------------------------

                             104 Million Households
                 [Map of the United States with colored areas]

                              LEGEND
                            [Colored box.] Cable Franchise Areas




--------------------------------------------------------------------------------
           Source: FCC Eighth Annual Report, "Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming." Jan. 14, 2002,
                                  pp. 11, 87; Nielsen Media Research, Sept. 2001

ATTACHMENT A

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS
--------------------------------------------------------------------------------

                              65 Million Households
                 [Map of the United States with colored areas]

                              LEGEND
                            [Colored box.] Households With Access to DBS With
                                           Local Channels




--------------------------------------------------------------------------------
              Source: SkyResearch, Feb. 2002; Nielsen Media Research, Sept.2001;
                                              EchoStar and DIRETV, Jan. 31, 2002


ATTACHMENT B

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY
--------------------------------------------------------------------------------

                        42 Million TV Households Unserved
                  [Map of the United States with colored areas]

                              LEGEND
                            [Colored box.] Households With No Competitive
                                           Alternative Today




--------------------------------------------------------------------------------
               Source: SkySearch, Feb. 2002; Nielsen Media Research, Sept. 2001;
                                             EchoStar and DIRECTV, Jan. 31, 2002

ATTACHMENT C

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER
--------------------------------------------------------------------------------

                             107 Million Households
                         Local Channels, All Americans
                   [Map of the United States entirely colored]

                              LEGEND
                            [Colored box.] TV Households With Competitive
                                           Alternative After Merger




--------------------------------------------------------------------------------
              Source: FCC Eighth Annual Report, "Annual Assessment of the Status
            of Competition in the Market for the Delivery of Video Programming,"
                           Jan 14, 2002, pp. 11, 87; EchoStar, HUGHES, Feb. 2002


ATTACHMENT D

NATIONAL PRICING
--------------------------------------------------------------------------------


                           One Nation, One Rate Card
                  [Map of the United States entirely colored]




--------------------------------------------------------------------------------
                                             Source: EchoStar, HUGHES, Feb. 2002

ATTACHMENT E